EXHIBIT 99.1

Endeavour Silver Drilling Discovers High Grade Silver-Gold Mineralization in the Misie and Calicanto Vein Systems on the Calicanto Property, Zacatecas, Mexico

VANCOUVER, British Columbia, Dec. 04, 2017 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces that exploration drilling on the Calicanto property in Zacatecas State, Mexico has discovered high grade silver-gold mineralization assaying up to 2,043 grams per tonne (gpt) silver and 13.2 gpt gold over 2.8 m true width within the Calicanto and Misie vein systems.

Twenty-nine drill holes totaling 7,207 metres (m) of core were drilled to test the subparallel Misie-Karla-Karla HW veins, along which there are a few small historic diggings over a 1000 m strike length on the property, and the Calicanto vein, which saw historic underground mining accessed by several old shafts over an 800 m strike length on the property (view maps here).

Drilling highlights include 2,043 gpt silver and 13.2 gpt gold (2,967 gpt silver equivalent (AgEq)) over a 2.8 m true width (86.5 oz per ton (opT) AgEq over 9.2 feet (ft)) in hole CLT-15 within the Calicanto vein.  Another high grade intercept assayed 932 gpt silver and 1.26 gpt gold (1,020 gpt AgEq) over a 2.7 m true width (29.7 opT AgEq over 8.9 ft) in hole CLT-20 within the Misie vein.

Results for 9 material drill holes are summarized in the table below.

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
CLT-04	Misie	76.55	0.9	0.14	480	490
	Including	77.15	0.4	0.22	1,080	1,095
CLT-05	Karla	31.70	4.2	0.52	396	433
	Including	38.20	0.4	2.16	1,255	1,406
	Hw Karla	62.25	1.0	0.05	252	255
	Including	62.25	0.4	0.11	593	601
CLT-06	Karla	29.20	4.1	0.14	155	165
	Including	35.90	0.3	1.51	601	706
	Misie	125.00	1.1	0.21	299	313
	Including	125.00	0.3	0.59	1,020	1,061
CLT-15	Calicanto	257.15	2.8	13.20	2,043	2,967
	Including	259.65	0.5	65.70	11,751	16,350
CLT-17	Misie	137.55	1.2	0.24	193	210
	Including	138.50	0.5	0.50	342	377
CLT-19	Karla	37.10	1.6	0.23	252	268
	Including	38.10	0.8	0.39	311	338
	Hw Karla	62.55	1.5	0.03	208	210
	Including	63.05	0.1	0.41	394	423
	Misie	96.30	2.5	0.69	335	383
	Including	96.30	0.3	0.67	500	547
CLT-20	Hw Karla	25.80	4.3	0.18	220	232
	Including	28.20	0.2	1.82	880	1,007
	Misie	87.40	2.7	1.26	932	1,020
	Including	88.50	0.3	6.58	3,050	3,511
CLT-26	Hw Karla	69.75	1.3	0.08	251	257
	Including	71.35	0.3	0.16	388	399
CLT-28	Misie	94.70	1.5	1.20	446	530
	Including	94.70	0.6	2.13	756	905

Silver equivalents are calculated at a ratio of 70:1 silver: gold

Luis Castro, Vice President, Exploration for Endeavour Silver, commented, “We were very encouraged to discover new zones of high grade mineralization within the Misie-Karla-Karla HW and Calicanto veins.  Even though only one drill hole intersected high grade mineralization in the Calicanto vein, it has exceptional grades and opens up potential within the vein for drilling next year.

“The Calicanto vein appears to be related to, and is possibly the same vein as, the Mala Noche Footwall Zone, on which our neighbor Capstone Mining intersected 2.2 per cent copper over a 14.4-metre estimated true width in a deep step-out drill hole close to our property boundary, as announced by Capstone on September 12, 2017.

“A new resource estimate for the Calicanto property will be prepared at year-end for release in the 1st quarter of 2018 as part of the El Compas project.  With the El Compas mine coming to production in the next few months, and the potential to expand the plant capacity up to double the current proposed mine output, our near term goals at Calicanto are to expand the resources, assess their economic viability, apply for mining permits, and develop a mine plan to utilize the full El Compas plant capacity.”

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start‑up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver’s shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Galina Meleger, Director of Investor Relations
Toll free: (877) 685-9775
Fax: (604) 685-9744
Email: gmeleger@edrsilver.comWebsite: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.